May 30, 2007

Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	SYSCO Corporation
Form 10-K for the Fiscal Year Ended July 1, 2006
Filed September 14, 2006
File No. 1-06544

Dear Mr. Allegretto:

This firm acts as outside securities counsel to SYSCO Corporation (the “Company” or “SYSCO”). This letter sets forth the responses of SYSCO to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in the letter dated May 16, 2007 with respect to the Company’s Form 10-K, filed September 14, 2006.

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings. SYSCO appreciates your review and your comments and views them as additional tools in achieving these goals. Where your comments include suggestions for additional disclosures, with the Staff’s permission, SYSCO intends to include these on a prospective basis. The Company’s responses to your comments are listed below. For your convenience, comments contained in your May 16, 2007 letter are reprinted in bold italics below.

Form 10-K for the Fiscal Year Ended July 1, 2006

Financial Statements, page 31

Notes to Consolidated Financial Statements, page 39

3. Changes in Accounting, page 42

1.
We note your change in measurement date for your pension and other postretirement benefit plans from fiscal year-end to May 31st. We further note that you believe this accounting change is preferable, as the one-month acceleration of the measurement date allows additional time for you to evaluate and report the actuarial pension measurements in the year-end financial statements and disclosures within the accelerated filing deadlines of the SEC. We finally note that your independent auditors conclude that this accounting change is an acceptable alternative which, based on your business judgment to make this change, is preferable in your circumstances. Please tell us in more detail why you believe this one-month acceleration is preferable. Please be advised that, absent compelling evidence to the contrary, it has been the position of the staff that a change from a year-end to some other measurement date for pension and other postretirement benefit plans is not generally preferable.

Company Response

The Company’s motivation to change its pension and other postretirement benefit plans’ measurement date was driven by concerns regarding the time and resource constraints related to the accelerated filing deadlines for the Annual Report on Form 10-K, specifically as it related to the processes around accounting for pensions and preparing related disclosures. Such time and resource constraints include:

•
Pension accounting requires the extensive use of actuarial calculations which take a substantial amount of time to prepare and review. The Company utilizes a third-party global human capital consulting firm for its actuarial services.

•
Additionally, included in the year-end calculations is a determination of the discount rate, which entails calculating an implied rate of return on a hypothetical portfolio of high-quality fixed-income investments for which the timing and amount of cash outflows approximates the estimated payouts of the pension plan. These calculations take significant time to be performed and cannot be started until after the measurement date.

•
With the changes created by Sarbanes-Oxley, there has been increased attention and scrutiny on the preparation of the Company’s financial statements, footnotes and Management’s Discussion and Analysis from management and the Audit Committee. The Company has enhanced its processes and incorporated additional meetings and materials with respect to its year-end process which are reviewed with a cross-functional department disclosure committee, executive management and the Audit Committee of the Board of Directors. Specifically, the complexity of pension accounting requires additional time to review with the executives and committee members in order to ensure complete and accurate financial statements and related disclosures.

•
Disclosure requirements related to pension and other postretirement benefit plans are significant and are included not only in the footnotes but also in Management’s Discussion and Analysis. The Company considers the assumptions related to pension accounting a critical accounting policy and includes extensive discussion related to the determination of those assumptions within the Critical Accounting Policies section of Management’s Discussion and Analysis. This discussion includes providing a sensitivity analysis as to the impact of changes in the assumptions as well as the basis for those assumptions. These disclosure items take a significant amount of time and substantive effort to prepare and review.

•
The year-end processes noted above require a considerable amount of time in that the actuarial analysis has historically taken 30 to 35 days to be completed by the outside experts engaged by the Company. Company accounting personnel review the actuarial analysis for approximately one week. Next, the results are discussed with SYSCO’s disclosure committee and comments are incorporated from this meeting into financial results and disclosures. Following this meeting, the results are reviewed with the Company’s executives, and finally, the results are shared with the Audit Committee. Materials are distributed to each group prior to each meeting which adds additional time to the process.

When considering the measurement date change, we considered (i) authoritative literature in Statement of Financial Accounting Standard No. 87, “Employers Accounting for Pensions,” (“SFAS 87”), (ii) the expected impact to the financial statements and (iii) SYSCO’s understanding of the SEC position for accelerated filers related to pension and postretirement plan measurement dates.

The Company reviewed SFAS 87 paragraph 52, which indicates that the measurements of plan assets and obligations required by this statement shall be as of the date of the financial statements or, if used consistently from year to year, as of a date not more than three months prior to that date.

SYSCO further reviewed the likely impact from using a measurement date one month in advance of the fiscal year end by reviewing the impact to the three most recent fiscal years and noted that the change did not have a material impact to these fiscal years. The following table depicts the impact of the measurement date change to net earnings and retained earnings for each of the fiscal years indicated.

	2006	2005	2004

Impact to net earnings (gain) / loss	$(11,299,000)	$131,000	$6,437,000
Percentage of net earnings	1.3%	0.1%	0.7%
Impact to retained earnings (gain) / loss	(9,285,000)	2,014,000	1,883,000
Percentage of retained earnings	0.2%	0.1%	0.1%

As noted above, the impact was not material for any of such periods and was, based upon historical experience, not expected to be material going forward.

SYSCO further considered minutes from the June 15, 2004 meeting of the SEC Staff and the AICPA SEC Regulations Committee, where Carol Stacey, Chief Accountant in the Division of Corporation Finance, indicated changes in measurement date have historically been rare, however the SEC staff was sensitive to the timing issue created by the accelerated filing deadlines for the Form 10-K. Ms. Stacey further noted that the SEC would expect any change in a pension or postretirement plan actuarial measurement date to be supported by a preferability letter from the registrant’s auditors. An Ernst & Young representative who attended the meeting noted that Don Nicolaisen, former Chief Accountant of the SEC, also stated that the SEC staff was sensitive to the demands of accelerated SEC reporting as it relates to actuarial valuations related to pension and other postretirement plans. Mr. Nicolaisen further stated that the SEC staff would not object if the registrant changed its measurement date by no more than one month from the registrant’s fiscal year end.

The Company concluded that the measurement date change was preferable as it was within the three month period allowed by SFAS 87 paragraph 52, was not expected to have a material impact on the financial statements and would allow adequate time to accurately prepare and review the financial statements, footnotes and related disclosures. SYSCO also believed that the change in pension and postretirement actuarial measurement date of one month would not be objectionable to the SEC based on the facts and circumstances of the Company and the remarks from the June 15, 2004 meeting of the SEC Staff and the AICPA SEC Regulations Committee.

Subsequent to the Company’s decision to change the measurement date, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132(R)” which will require the measurement date to be the same date as the Company’s fiscal year end effective for fiscal years ending after December 15, 2008. The FASB initiated its project, “Postretirement Benefit Obligations, Including Pensions” after the Company changed its measurement date and therefore SYSCO was not aware that accounting literature related to pension measurement dates was subject to amendment when it made the change in its measurement date. In light of the guidance in SFAS 158, for fiscal year 2009 (which begins on June 29, 2008), SYSCO will change its measurement date for plan assets and obligations for its pension and postretirement defined benefit plans to be the same date as the Company’s fiscal year-end.

2.
We note on page 59 that you paid approximately $117 million during the year for acquisitions and, of that amount, $68 million was recorded to goodwill. Please explain to us why the majority of the purchase price was allocated to goodwill. Also, please tell us and disclose the level at which you assess goodwill impairment. In doing so, tell us whether your reporting units are your reportable segments or a component of your segments. Refer to paragraph 30 of SFAS 142.

Company Response

The Company’s accounting for acquisitions included allocations of the consideration paid for tangible net assets acquired, identifiable intangible assets and goodwill. The Company made seven acquisitions in fiscal 2006. The acquisitions were immaterial, individually and in the aggregate, to the consolidated financial statements. In addition, consideration payments of cash and shares earned in fiscal 2006 related to thirteen acquisitions incurred prior to fiscal 2006 were recorded as adjustments to goodwill (excess purchase price) in fiscal 2006.

It is the Company’s policy to engage independent third-party valuation consultants to assist in the valuation of tangible and intangibles assets for all acquisitions it deems to be significant. It is also the Company’s policy to engage independent third-party valuation consultants to assist in its valuation for a sample of the less significant acquisitions. For all other acquisitions which are not significant, the Company assigns values to intangible assets and goodwill to the remaining purchase price after an allocation to tangible assets based on its knowledge of the business acquired and historical purchase price allocations of similar acquired businesses. The results of SYSCO’s internal valuations have been consistent with those performed by third-party valuation consultants. SYSCO engaged independent third-party valuation consultants to identify and value any intangible assets and goodwill for three of the more significant acquisitions of the seven acquisitions that occurred in fiscal 2006.

SYSCO’s acquisitions resulted in goodwill for numerous reasons. The businesses acquired have low fixed asset requirements and have minimal working capital invested, leading to a large majority of the value being intangible in nature, including goodwill. The nature of the businesses acquired is generally such that typically the material identifiable intangible asset is customer relationships and to a lesser extent, non-compete agreements. The food distribution business is highly fragmented and is characterized by intense price competition; as a result, high customer attrition occurs which reduces the fair value of customer relationships. Therefore, the goodwill recorded in these acquisitions includes the value associated with future customers since 100 percent of the cash flows of the businesses beyond the expected life of the existing customer base are attributable to goodwill. Historically, acquired trademarks are generally not employed by SYSCO and therefore material value has not generally been assigned to these assets. Goodwill is also created as the acquisitions provide the Company with quick entry into new markets, an assembled workforce (including management talent), and opportunities to create unique synergies to SYSCO based on the Company’s best practices, purchasing power and use of technology.

SYSCO’s operating segments, as defined by Statement of Financial Accounting Standards No. 131 (“SFAS 131”), “Disclosures about Segments of an Enterprise and Related Information,” are comprised of (1) Broadline operating companies, (2) SYGMA operating companies, (3) specialty produce, (4) custom cut-meat and (5) lodging industry products. Only the Broadline and SYGMA segments meet the quantitative thresholds within SFAS 131 to be reportable segments. The remaining three operating segments are combined and reported in the Other column in the segment footnote.

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” describes a reporting unit as either an operating segment or one level below the operating segment (referred to as a component), depending on whether certain criteria are met. The Company assesses goodwill impairment by reporting units that are its five operating segments, as the components of each of the five operating segments have similar economic characteristics.

The Company will disclose that it assesses goodwill impairment based on reporting units which are its five operating segments on a prospective basis, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2007. To assist the Staff in its assessment of the Company’s intended approach, an example of this intended additive disclosure is included below

Proposed additional disclosure to Footnote 1, Summary of Accounting Policies, of the notes to the Consolidated Financial Statements and the discussion of “Accounting for Business Combinations” within the Critical Accounting Policies section of the filing:

The Company’s reporting units used in assessing goodwill impairment are its five operating segments as described in Footnote 17, Business Segment Information, as the components of its five operating segments have similar economic characteristics.

SYSCO acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the Division of Enforcement has access to all information provided by SYSCO to the staff in its review of SYSCO’s filing or in response to staff comments on SYSCO’s filing.

If any member of the Staff has any questions or additional comments, please contact me at (404) 873-8688.

7
Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:	Yong Kim
John Stubblefield, Jr., SYSCO Corporation
Michael C. Nichols, SYSCO Corporation